Exhibit 3.31

ARTICLES OF INCORPORATION

OF

FAMILY DOLLAR IP CO.

Pursuant to §55-2-02 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation:

1.                                      The name of the Corporation is Family Dollar IP Co.

2.                                      The Corporation shall have the power to do all things necessary or convenient to carry out its business and affairs and to engage in any lawful activity not required to be stated in these Articles of Incorporation, including, but not limited to, those activities and powers set forth in Chapter 55 of the General Statutes of North Carolina, as amended.

3.                                      The powers and purposes in these Articles of Incorporation shall not be deemed to exclude in any way or limit by inference any powers or purposes granted to the Corporation by the laws of the State of North Carolina, now or subsequently in effect, or implied by any reasonable construction of such laws.

4.                                      The aggregate number of shares the Corporation shall have authority to issue is one thousand (1,000) shares, all of one class designated common stock, having no par value.

5.                                      The street address and county of the initial registered office of the Corporation is 150 Fayetteville Street, Box 1011, Raleigh, Wake County, North Carolina 27601 and the mailing address is the same as the initial registered office of the Corporation. The name of its initial registered agent is CT Corporation System.

6.                                      The street address and county of the principal office of the Corporation is 10401 Monroe Road, Matthews, Mecklenburg County, North Carolina 28105 and the mailing address of the principal office of the Corporation is P.O. Box 1017, Charlotte, North Carolina 28201.

7.                                      The name of the incorporator is Phillip B. Kennedy, Esq. and the incorporator’s address is 301 Fayetteville Street, Suite 1700, Raleigh, North Carolina 27601.

8.                                      To the fullest extent permitted by the General Statutes of North Carolina, as it now exists or may be later amended, and except as set forth therein, no officer or director of the Corporation shall be liable for any amount of monetary damages to the Corporation or its shareholders arising out of a single transaction, occurrence or course of conduct, for breach of duty or otherwise. No amendment to or repeal of this provision or adoption of a provision inconsistent herewith shall apply to or have any effect on the liability or alleged liability of any officer or director of the Corporation for or with respect to any acts or omissions or such officer or director occurring prior to such amendment or repeal or adoption of an inconsistent provision. The provisions of this Article shall not be deemed to limit or preclude indemnification of an officer or director by the Corporation for any liability that has not been eliminated by the provisions of this Article.

9.                                      These Articles of Incorporation will be effective upon filing.

IN WITNESS WHEREOF, I have hereunto set my hand, this 25th day of June, 2015.

/s/ Phillip B. Kennedy
Phillip B. Kennedy, Esq., Incorporator